UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)* †

Tri-Tech Holding Inc.
(Name of Issuer)
Ordinary Shares, $0.001 par value per share
(Title of Class of Securities)
G9103F106
(CUSIP Number)
October 11, 2010
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† On October 11, 2010, RHJ International SA (“RHJ”), and its wholly owned subsidiary, Kleinwort Benson Group Limited (“KBG”) acquired KBC Asset Management Ltd (Dublin) (“KBC AM”) from KBC Asset Management NV. As a result of this transaction, KBC AM became a wholly owned subsidiary of RHJ and KBG, resulting in RHJ and KBG being deemed the indirect beneficial owners of the securities reported herein. Upon completion of the transaction, KBC AM changed its name to Kleinwort Benson Investors Dublin Limited (“KBI”). This filing represents an initial filing for RHJ and KBG, and an amendment by KBI to its filing under the name KBC AM dated June 2, 2010, and speaks as of October 11, 2010.

CUSIP No.	624758108	13G	Page	2	of	10

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RHJ International SA

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Belgium

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		435,872 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		435,872 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	435,872 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 5.4% as of October 11, 2010 (based on 8,051,833 ordinary shares issued and outstanding, per Schedule 14A dated 10/22/10)

12.	TYPE OF REPORTING PERSON

	HC

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1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinwort Benson Group Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		435,872 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		435,872 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	435,872 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 5.4% as of October 11, 2010 (based on 8,051,833 ordinary shares issued and outstanding, per Schedule 14A dated 10/22/10)

12.	TYPE OF REPORTING PERSON

	HC

CUSIP No.	624758108	13G	Page	4	of	10

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinwort Benson Investors Dublin Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ireland

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		435,872 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		435,872 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	435,872 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 5.4% as of October 11, 2010 (based on 8,051,833 ordinary shares issued and outstanding, per Schedule 14A dated 10/22/10)

12.	TYPE OF REPORTING PERSON

	IA

CUSIP No.	624758108	13G	Page	5	of	10

Item 1(a)	Name of Issuer: Tri-Tech Holding Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
5D Tower A, 2 Building Business Center Jinyuan Shidai,
No. 2 East Road Landianchang, Haidian District,
Beijing, People’s Republic of China 100097

Item 2(a)	Name of Person Filing

Item 2(b)	Address of Principal Business Office

Item 2(c)	Citizenship
RHJ International SA
Avenue Louise 326
1050 Brussels, Belgium
Belgium
Kleinwort Benson Group Limited
30 Gresham Street
London, EC2V 7PG, United Kingdom
United Kingdom
Kleinwort Benson Investors Dublin Limited
Joshua Dawson House
Dawson Street
Dublin 2, Ireland
Ireland

2(d)	Title of Class of Securities:
Ordinary Shares, $0.001 par value per share

2(e)	CUSIP Number: G9103F106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No.	624758108	13G	Page	6	of	10
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to Rule 13d-1(c), check this box ☑

Item 4	Ownership:

(a)	Amount beneficially owned:
Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)	Percent of Class:
Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:
Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
(ii)	shared power to vote or to direct the vote:
Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
(iii)	sole power to dispose or to direct the disposition of:
Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
(iv)	shared power to dispose or to direct the disposition of:
Incorporated by reference to Item 8 of the cover page pertaining to each reporting

CUSIP No.	624758108	13G	Page	7	of	10
person.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	624758108	13G	Page	8	of	10
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated this 1st day of February, 2011.

RHJ International SA
By:	/s/ Noel O’Halloran
	Name:	Noel O’Halloran
Executive Director and Chief Investment Officer of Kleinwort Benson Investors Dublin Limited

Kleinwort Benson Group Limited
By:	/s/ Noel O’Halloran
	Name:	Noel O’Halloran
Executive Director and Chief Investment Officer of Kleinwort Benson Investors Dublin Limited

Kleinwort Benson Investors Dublin Limited
By:	/s/ Noel O’Halloran
	Name:	Noel O’Halloran
Executive Director and Chief Investment Officer

CUSIP No.	624758108	13G	Page	9	of	10
INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Declarations Granting Officer Authority

CUSIP No.	624758108	13G	Page	10	of	10
EXHIBIT 99.1
February 1, 2011
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, RHJ INTERNATIONAL SA, KLEINWORT BENSON GROUP LIMITED, and KLEINWORT BENSON INVESTORS DUBLIN LIMITED, each hereby agree to the joint filing of this statement on Schedule 13G (including any and all amendments hereto). In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13G filed on behalf of each of the parties hereto, to which this Agreement relates.
This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

RHJ International SA
By:	/s/ Noel O’Halloran
	Name:	Noel O’Halloran
Executive Director and Chief Investment Officer of Kleinwort Benson Investors Dublin Limited

Kleinwort Benson Group Limited
By:	/s/ Noel O’Halloran
	Name:	Noel O’Halloran
Executive Director and Chief Investment Officer of Kleinwort Benson Investors Dublin Limited

Kleinwort Benson Investors Dublin Limited
By:	/s/ Noel O’Halloran
	Name:	Noel O’Halloran
Executive Director and Chief Investment Officer

EX-99.2: DECLARATIONS GRANTING OFFICER AUTHORITY
DECLARATION:
GRANTING AN OFFICER OF
KLEINWORT BENSON INVESTORS DUBLIN LTD
AUTHORITY TO SIGN AND FILE THE REQUIRED DISCLOSURES WITH
THE SEC ON BEHALF OF
KLEINWORT BENSON GROUP LIMITED
IN RELATION TO THE FOLLOWING STOCK:
Tri-Tech Holding Inc. TRIT US
Kleinwort Benson Group Ltd (“the entity”), hereby grants Noel O’Halloran an officer of Kleinwort Benson Investors Dublin Limited (Title: Executive Director and Chief Investment Officer of Kleinwort Benson Investors Dublin Limited), permission to sign on behalf of the aforementioned entity, relating to the filing of Securities Exchange Commission (SEC) forms, disclosing that:
•	the Kleinwort Benson Investors Dublin Ltd controlled holding in the aforementioned US listed security

•	Plus the holdings controlled by the aforementioned entity
Represents over 5% of the outstanding shares of that specific stock.
This permission relates only to the above mentioned security, and only to the filing of reports in relation to:
•	Holding > 5% of shares outstanding — SEC SCHEDULE 13G .(Rule 13d-l 02) [Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities Exchange Act of 1934]

•	Holding > 10% of shares outstanding — All additional SEC required filings, including but not limited to FORM 3 [Initial Statement Of Beneficial Ownership Of Securities Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934], and including the obtaining of CIK codes, for access to the SEC EDGAR system for filing on behalf of the entity.
This permission shall terminate automatically on 31 January 2011 (but such termination shall not affect the validity of anything done in accordance with this permission prior to that date).
Signed For

Kleinwort Benson Group Ltd

Authorised Signatory

DECLARATION:
GRANTING AN OFFICER OF
KLEINWORT BENSON INVESTORS DUBLIN LTD
AUTHORITY TO SIGN AND FILE THE REQUIRED DISCLOSURES WITH
THE SEC ON BEHALF OF
RHJI INTERNATIONAL SA
IN RELATION TO THE FOLLOWING STOCK:
Tri-Tech Holding Inc. TRIT US
RHJI International SA (“the entity”), hereby grants Noel O’Halloran an officer of Kleinwort Benson Investors Dublin Limited (Title: Executive Director and Chief Investment Officer of Kleinwort Benson Investors Dublin Limited), permission to sign on behalf of the aforementioned entity, relating to the filing of Securities Exchange Commission (SEC) forms, disclosing that:
•	the Kleinwort Benson Investors Dublin Ltd controlled holding in the aforementioned US listed security

•	Plus the holdings controlled by the aforementioned entity
Represents over 5% of the outstanding shares of that specific stock.
This permission relates only to the above mentioned security, and only to the filing of reports in relation to:
•	Holding > 5% of shares outstanding — SEC SCHEDULE 13G .(Rule 13d-102) [Information Statement Pursuant to Rules 13d-l and 13d-2 Under the Securities Exchange Act of 1934]

•	Holding > 10% of shares outstanding — All additional SEC required filings, including but not limited to FORM 3 [Initial Statement Of Beneficial Ownership Of Securities Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934], and including the obtaining of CIK codes, for access to the SEC EDGAR system for filing on behalf of the entity.
This permission shall terminate automatically on 31 January 2011 (but such termination shall not affect the validity of anything done in accordance with this permission prior to that date).
Signed For

RHJI International SA

Authorised signatory